Exhibit 99.1

Vermilion Energy Inc. Announces $0.19 Cash Dividend for December 15, 2010 Payment Date

CALGARY, Alberta--(BUSINESS WIRE)--November 15, 2010--Vermilion Energy Inc. (VET – TSX) is pleased to announce a cash dividend of $0.19 per share payable on December 15, 2010 to all shareholders of record on November 30, 2010. The ex-dividend date for this payment is November 26, 2010. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per share through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: 403-269-4884
Fax: 403-476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com